EXHIBIT 99-77E

Genius Complaint and Settlement Subsequent to Year-End.

      On May 31, 2007, the Company was served with a complaint filed by Genius Products, Inc. ("Genius") for damages and equitable relief totaling no less than $2,400,000 exclusive of prejudgment interest, costs and reasonable attorneys' fees. (the "Complaint"). Genius asserted that the Company made certain misrepresentations in connection with a March 21, 2005 Agreement and Plan of Merger to which the Company, the Company's wholly-owned subsidiary, American Vantage Media Corporation ("AVMC") and Genius are parties (the "Merger Agreement"). These claims were the subject of a notice from counsel for Genius on May 25, 2006 (the "Notice").

      The Notice set forth certain claims and demands of Genius arising out of the Merger Agreement. In the Notice, Genius asserted that the Company represented that (i) at February 28, 2005, AVMC's consolidated accounts payable was no more than $5,275,000 and its accounts receivable was not less than $4,531,000; (ii) the Company represented that AVMC had no pending suits, claims, actions, proceedings or investigations; and, (iii) the Company represented that all material taxes owed by AVMC had been paid. The Notice asserted that the Company intentionally failed to disclose or concealed facts relating to these representations.

      The Company believed that such representations were not inaccurate when made and, in response to the Complaint, during July 2007, the Company filed a Motion to Strike in the Superior Court of the State of California.

      Effective February 29, 2008, the Company and Genius agreed to a settlement of the Complaint and mutual releases primarily on the following terms:

      o A total of 600,000 shares of Genius common stock comprising a portion of the consideration received by the Company in the AVMC disposition have been held in escrow. The settlement provides for the release of 450,000 shares of the Genius common stock to the Company and 150,000 shares of the Genius common stock to Genius.

      o Genius will hold AVCS harmless from all future claims that may arise from certain liabilities or obligations incurred by the media assets sold to Genius on March 21, 2005.

      o Genius will release to the Company 75,000 shares of Genius common stock.

      o A portion of the consideration received from the sale of the media assets to Genius included five-year warrants to purchase additional shares of Genius common stock. At December 31, 2007, the Company held 250,000 $2.56 Warrants (the "$2.56 Warrants") and 700,000 $2.78
            Warrants (the "$2.78 Warrants"). The settlement terms for the Complaint extended the expiration dates of the $2.56 Warrants and $2.78 Warrants from March 2, 2010 to September 2, 2012.

      For the year ended December 31, 2007, in conjunction with the release to Genius of the 150,000 shares of GNPI common stock, the Company recorded a loss of $408,000 which is recognized in the Company's consolidated statement of operations as net realized gain (loss) from equity securities of Genius Products, Inc. The Company also recorded an unrealized appreciation of $162,000 as a result of extending the exercise term for the $2.56 Warrants and $2.78 Warrants.